Exhibit 99.1

Zepp Health Provides Updates to Guidance and Share Repurchases

Beijing – December 31, 2021 – Zepp Health Corp. (NYSE: ZEPP) announced today an update to its guidance for the fourth quarter 2021, as well as an update to the progress of its share repurchase program.

Due to greater than anticipated effects of Covid, including a more persistent worldwide chip shortage and newly increased Covid restrictions and lockdowns in key European markets as a result of the Delta and the new Omicron variants, the company now expects its net revenues for the fourth quarter of 2021 to be between RMB1.6 billion and RMB1.75 billion, compared to the guidance of between RMB1.75 billion and RMB2.0 billion provided on November 16, 2021. Expectations remain for the company to maintain profitability. This outlook is based on the current market conditions and reflects the company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Also, on the company’s November 16 quarterly results call, management announced an authorization of up to US$20 million to repurchase shares, in part to fund the company’s employee stock plan. Since that announcement, the company has bought back approximately US$3.6 million of stock. The company intends to continue the repurchase program.

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health is a leading global developer of smart health technology, whose mission is to connect health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, data algorithms and operating systems, which drive a broadening line of smart health devices for consumers, data analytics services for population health, and industrial medical technology for diagnostics and care delivery. Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 46 million units in 2020. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, Calif.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in the global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

In the United States:

Zepp Health Corporation

Brad Samson

Tel: 1+714-955-3951

Email: brad.samson@zepp-usa.com